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                             October 27, 2021

       Matthew Abernethy
       Chief Financial Officer
       NEUROCRINE BIOSCIENCES INC
       12780 El Camino Real
       San Diego, CA 92130

                                                        Re: NEUROCRINE
BIOSCIENCES INC
                                                            10-K filed February
5, 2021
                                                            Form 8-K filed
August 3, 2021
                                                            Form 8-K filed
February 4. 2021

       Dear Mr. Abernethy:

              We have reviewed your October 5, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 22, 2021 letter.

       Form 8-K filed August 3, 2021

       Exhibit 99.1, page 1

   1. We have reviewed your response to prior comment 2. We believe the adjustments to exclude milestone
payments received from licenses and collaborations, milestones paid related to licenses and
collaborations, non-cash collaboration revenue and acquired in-
                                                        process research and
development R&D expense are inconsistent with the guidance in
                                                        Question 100.01 of the
Non-GAAP Financial Measures Compliance and Disclosure
                                                        Interpretations. Please
confirm to us that you will no longer include these adjustments in any non-GAAP financial
measure presented in accordance with Item 10(e) of Regulation
                                                        S-K or Regulation G.

       Form 8-K filed February 4, 2021
 Matthew Abernethy
NEUROCRINE BIOSCIENCES INC
October 27, 2021
Page 2
Exhibit 99.1, page 1

2. We note your response to prior comment 3. Notwithstanding the reasons for excluding any potential milestones or in-process research and development costs, we note that these amounts should not be excluded from GAAP measures. With reference to Item
         10(e)(1)(B) of Regulation S-K, in lieu of presenting Combined GAAP R&D and SG&A expenses, you may need to indicate that a reconciliation to your most comparable GAAP measure is not available without unreasonable efforts. Please advise. You may contact Jeanne Baker at 202-551-3691or Terence O'Brien, at
202-551-3355 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameMatthew Abernethy                          Sincerely,
Comapany NameNEUROCRINE BIOSCIENCES INC
                                                             Division of
Corporation Finance
October 27, 2021 Page 2                                      Office of Life
Sciences
FirstName LastName